From:	Joe Culver
To:	Home Office
Subject:	Eat The Frog Fitness
Date:	Thursday, April 28, 2022 3:04:51 PM
Attachments:	image001.png image002.png image003.png image004.png image005.png image006.png

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Home Office team –

I'm excited to share this opportunity with each of you! All of you have worked extremely hard over the past several years to grow Eat The Frog Fitness into a successful brand. I'm proud of what we have accomplished so far, and even more, I am excited about where Eat The Frog Fitness is headed as we grow from here.

As we shared during our meeting yesterday, we are currently in the early stages of a community round investment opportunity. While we complete the financial requirements to file our paperwork with the SEC, we are offering an early "friends and family" reservations period for you and any of your close friends and/or relatives who may want to join this round.

Please feel free to review our investment information @ https://wefunder.com/eat.the.frog.fitness and pass this email along to any close friends or family in your life that may also be interested in this early community round investment opportunity.

Required Disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Best,
Joe

EAT THE FROG FITNESS

JOE CULVER
CEO
joe@etffitness.com
EatTheFrogFitness.com

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